United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)
(RULE 13E-100)

Rule 13e-3 Transaction Statement
Under Section 13(E) of the Securities Exchange Act of 1934

PENN NATIONAL GAMING, INC.
(Name of the Issuer)

Penn National Gaming, Inc.
FIG LLC
Centerbridge GP Investors, L.L.C.
PNG Acquisition Company Inc.
PNG Merger Sub Inc.
Peter M. Carlino
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

707569109
(CUSIP Number of Class of Securities)

Jordan B. Savitch, Esq.
Sr. Vice President and General Counsel

825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610
(610) 373-2400

Copies to:

DANIEL A. NEFF, ESQ.	THOMAS M. CERABINO, ESQ.	BARRY M. ABELSON, ESQ.
DAVID C. KARP, ESQ.	ADAM M. TURTELTAUB, ESQ.	Pepper Hamilton LLP
Wachtell, Lipton, Rosen & Katz	Willkie Farr & Gallagher LLP	3000 Two Logan Square
51 West 52nd Street	787 Seventh Avenue	Eighteenth and Arch Streets
New York, New York 10019	New York, New York 10019	Philadelphia, Pennsylvania 19103
(212) 403-1000	(212) 728-8000	(212) 808-2700

     (Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

            This statement is filed in connection with (check the appropriate box):

a. ☒  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation
            14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ¨  The filing of a registration statement under the Securities Act of 1933.

c. ¨ A tender offer.
d. ¨ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee
$6,093,097,163	$187,058

*        For purposes of calculating the amount of the filing fee only. The filing fee was based upon the sum of (a) 86,074,187 shares of Company common stock (including shares of restricted Company common stock) multiplied by the merger consideration of $67.00 per share, plus (b) 8,056,488 options of company common stock multiplied by $40.48 (which is the difference between $67.00 and the weighted average exercise price of $26.52 per share), the amount expected to be paid upon cancellation of outstanding options. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.0000307 by the sum of the preceding sentence.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $187,058

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Parties: Penn National Gaming, Inc.

Date Filed: August 21, 2007

INTRODUCTION

     This Amendment No. 4 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Penn National Gaming, Inc. (the “Company”), FIG LLC (“Fortress”), Centerbridge GP Investors, L.L.C. (“Centerbridge”), PNG Acquisition Company Inc. (“Parent”), PNG Merger Sub Inc. (“Merger Sub”) and Peter M. Carlino (together with Fortress, Centerbridge, Parent and Merger Sub, the “Filing Parties” and each a “Filing Party”).

     All information contained in this Schedule 13E-3 concerning any of the Filing Parties has been provided by such Filing Parties and no other Filing Party, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Party.

     The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Parties or by an affiliate of a Filing Party, that the Company is “controlled” by any Filing Party, or that any Filing Party is an affiliate of the Company within the meaning of Rule 13(e)-3 under Section 13(e) of the Exchange Act.

Item 15. Additional Information

     This Amendment is filed in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated June 15, 2007, by and among the Company, Parent and Merger Sub. On July 3, 2008, the Company, Parent, Merger Sub, affiliates of Fortress and Centerbridge, and certain other parties thereto, entered into a Termination and Settlement Agreement, pursuant to which the Merger Agreement was terminated. On July 9, 2008, the Company filed a Current Report on Form 8-K, which is expressly incorporated herein by reference, to which the Termination and Settlement Agreement is attached as Exhibit 10.2. As a result of the termination of the Merger Agreement, the going-private transaction described in the Schedule 13E-3 filed on October 29, 2007, as amended, will not be completed.

Item 16. Exhibits

               Item 16 of the Schedule 13E-3 is hereby amended by adding the following information:

               (a) (9)    Current Report on Form 8-K, incorporated herein by reference and filed with the Securities and Exchange Commission on July 9, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the in-
formation in this statement is true, complete and correct.

Dated: July 9, 2008	PENN NATIONAL GAMING, INC.

	By:	/s/ Peter M. Carlino
Name: Peter M. Carlino
Title: Chairman and Chief Executive Officer

Dated: July 9, 2008	PNG ACQUISITION COMPANY INC.

	By:	/s/ Randal Nardone
Name: Randal Nardone
Title: Vice President and Secretary

Dated: July 9, 2008	PNG MERGER SUB INC.

	By:	/s/ Randal Nardone
Name: Randal Nardone
Title: Vice President and Secretary

Dated: July 9, 2008	FIG LLC

	By:	/s/ Randal Nardone
Name: Randal Nardone
Title: Chief Operating Officer and Secretary

Dated: July 9, 2008	CENTERBRIDGE GP INVESTORS, L.L.C.

	By:	/s/ Mark Gallogly
Name: Mark Gallogly
Title: Managing Principal

Dated: July 9, 2008	PETER M. CARLINO

	By:	/s/ Peter M. Carlino